Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA  19103-7098
Telephone  215.564.8000
Fax  215.564.8120
www.stradley.com

Kenneth L. Greenberg

kgreenberg@stradley.com

215.564.8149

June 9, 2010

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attn:  Rebecca Marquigny, Esq.

Re:          Delaware VIP Trust Registration Statement on Form N-14
                                               File No. 333-167201

Dear Ms. Marquigny:

This letter relates to the Registration Statement on Form N-14 (the “N-14”) filed by the Delaware VIP Trust on May 28, 2010 that provides for the reorganization of the Delaware VIP Trend Series into the Delaware VIP Smid Cap Growth Series, by selling the assets of the Delaware VIP Trend Series in exchange for shares of the Delaware VIP Smid Cap Growth Series, and subsequently liquidating and dissolving the Delaware VIP Trend Series (the “Delaware Reorganization”).  The purpose of the letter is two-fold.  First, the letter serves to memorialize the telephone conversation that you and I held on Friday, June 4, 2010 in which I informed you of a misstatement in the last two sentences in section one of the Notes to the Pro Forma Financial Statements included in the N-14 and discussed its proposed correction.  Second, the letter provides an explanation of why a vote of the shareholders of the Delaware VIP Trend Series is not required to effect its reorganization into the Delaware VIP Smid Cap Growth Fund.

I.	Correction to Sentences in Notes to the Pro Forma Financial Statements

The last two sentences from section one of the Notes to the Pro Forma Financial Statements currently state:  “Following the Transaction, the Delaware VIP Smid Cap Growth Series will be the surviving entity for legal purposes.  The surviving entity for fund accounting and performance purposes will be the Delaware VIP Trend Series.”  The first sentence will be revised to state:  “Following the Transaction, the Delaware VIP Smid Cap Growth Series will be

Philadelphia, PA ● Malvern, PA ● Harrisburg, PA ● Wilmington, DE ● Cherry Hill, NJ ● Washington, DC

A Pennsylvania Limited Liability Partnership

the surviving entity for legal, accounting and performance purposes.”  The second sentence relating to the Delaware VIP Trend Series will be deleted.  In addition, I do not believe any other revisions need to be made to the N-14 as a result of this correction.

II.	Explanation of Why There is No Need for Shareholder Approval of the Delaware Reorganization

In our telephone conversation, you also requested that I provide you with an explanation of why the Delaware VIP Trend Series may forgo a shareholder vote on its reorganization into the Delaware VIP Smid Cap Growth Series.

Generally, unless the Investment Company Act of 1940, as amended (the “1940 Act”) specifically requires a shareholder vote on a particular matter, the need for a shareholder vote on a matter is determined by the state law in which an investment company is organized and the investment company’s governing instruments.  Delaware VIP Trust is a Delaware statutory trust.  The Delaware Statutory Trust Act provides that a Delaware statutory trust’s governing instrument may grant or withhold from beneficial owners of the statutory trust the right to vote on any matter and further provides that a Delaware statutory trust’s governing instrument may provide that a merger, consolidation, conversion, or sale of assets may be effected without approval of the beneficial owners of the statutory trust.   In particular, Section 3806(b)(3) and (b)(4) of the Delaware Statutory Trust Act provides:

A governing instrument may contain any provision relating to the management of the business and affairs of the statutory trust, and the rights, duties and obligations of the trustees, beneficial owners and other persons, which is not contrary to any provision or requirement of this subchapter and, without limitation: …

(3) May provide for the taking of any action, including the amendment of the governing instrument, the accomplishment of a merger, conversion or consolidation, the appointment of one or more trustees, the sale, lease, exchange, transfer, pledge or other disposition of all or any part of the assets of the statutory trust or the assets of any series, or the dissolution of the statutory trust, or may provide for the taking of any action to create under the provisions of the governing instrument a class, group or series of beneficial interests that was not previously outstanding, in any such case without the vote or approval of any particular trustee or beneficial owner, or class, group or series of trustees or beneficial owners;

(4) May grant to (or withhold from) all or certain trustees or beneficial owners, or a specified class, group or series of trustees or beneficial owners, the right to vote, separately or with any or all other classes, groups or series of the trustees or beneficial owners, on any matter, such voting being on a per capita, number, financial interest, class, group, series or any other basis. (emphasis added)

The Delaware VIP Trust’s Agreement and Declaration of Trust, as amended, (the “Trust Agreement”) does not require a shareholder vote on a reorganization unless such vote is required by the 1940 Act.  Article V, Section 1 of the Trust Agreement provides, in part:

Section 1.  Voting Powers.  Subject to the provisions of Article III, Section 6(d), the Shareholders shall have power to vote only (i) for the election of Trustees, including the filling of any vacancies in the Board of Trustees, as provided in Article IV, Section 1; (ii) with respect to such additional matters relating to the Trust as may be required by this Declaration of Trust, the By-Laws, the 1940 Act or any registration statement of the Trust filed with the Commission; and (iii) on such other matters as the Board of Trustees may consider necessary or desirable.1

Article VIII, Section 4 of the Trust Agreement further provides:

A majority of the Board of Trustees may cause the Trust to sell, convey and transfer all or substantially all of the assets of the Trust, or all or substantially all of the assets associated with any one or more Series, to another trust, business trust, partnership, limited partnership, limited liability company, association or corporation organized under the laws of any state, or to one or more separate series thereof, or to the Trust to be held as assets associated with one or more other Series of the Trust, in exchange for cash, shares or other securities (including, without limitation, in the case of a transfer to another Series of the Trust, Shares of such other Series) with  such transfer either (a) being made subject to, or with the assumption by the transferee of, the liabilities associated with each Series the assets of which are so transferred, or (b) not being made subject to, or not with the assumption of, such liabilities; provided, however, that, if required by the 1940 Act, no assets associated with any particular series shall be so sold, conveyed or transferred unless the terms of such transaction shall first have been approved at a meeting called for that purpose by the “vote of a majority of the outstanding voting securities,” as such phrase is defined in the 1940 Act, of that Series. (emphasis added)

In addition, the Trust Agreement does not require a shareholder vote for a liquidation of a Series.  Article VIII, Section 2 of the Trust Agreement provides:

______________________________
1 The other specific sections of the Trust Agreement cited in this provision and By-laws are silent regarding the issue of voting on a reorganization.

Any Series may be dissolved at any time by vote of a majority of the Shares of that Series or by the Board of Trustees by written notice to the Shareholders of that Series.2

Rule 17a-8 under the 1940 Act  sets forth a number of requirements that a Merger (as defined in Rule 17a-8)3 of affiliated investment companies must satisfy in order for a Merger to be exempt from the affiliated transaction prohibitions contained in Section 17 of the 1940 Act.  The Delaware VIP Trend Series and Delaware VIP Smid Cap Growth Series are series of the same investment company, the Delaware VIP Trust, and have same Board of Trustees, investment adviser and principal underwriter, and therefore, are affiliates and subject to the requirements of Rule 17a-8 under the 1940 Act.  Among the requirements set forth in Rule 17a-8, are a set of four conditions which, if met, allow an investment company to forgo a shareholder vote on a Merger.  Specifically, Rule 17a-8 provides that with respect to shareholder approval of a Merger, participation in the Merger by the Merging Company4 that is not a Surviving Company5 (i.e., the Delaware VIP Trend Series in the case of the Delaware Reorganization) must be approved by a vote of a majority of the outstanding voting securities (as provided in section 2(a)(42) of the 1940 Act) unless the following four conditions are met.

(i)
No policy of the Merging Company that under section 13 of the 1940 Act could not be changed without a vote of a majority of its outstanding voting securities, is materially different from a policy of the Surviving Company;

•
With regard to the Delaware Reorganization, condition (i) is satisfied.  The fundamental investment limitations of the Delaware VIP Trend Series and the Delaware VIP Smid Cap Growth Series are identical.

(ii)
No advisory contract between the Merging Company and any investment adviser thereof is materially different from an advisory contract between the Surviving Company and any investment adviser thereof, except for the identity of the investment companies as a party to the contract;

•
With regard to the Delaware Reorganization, condition (ii) is satisfied.  Both the Delaware VIP Trend Series and Delaware VIP Smid Cap Growth Series are parties to the same investment advisory contract and have identical fee schedules.

______________________________
2 Written notice of the proposed liquidation will be provided in the information statement/prospectus contained in the N-14.

3 Merger means the merger, consolidation, or purchase or sale of substantially all of the assets between a registered investment company (or a series thereof) and other company.

4 Merging Company is defined as any registered investment company (or series thereof) participating in the Merger.

5 Surviving Company is defined as a company in which shareholders of a Merging Company will obtain an interest as a result of the Merger.

(iii)
Directors of the Merging Company who are not interested persons of the Merging Company and who were elected by its shareholders, will comprise a majority of the directors of the Surviving Company who are not interested persons of the Surviving Company;

•
With regard to the Delaware Reorganization, condition (iii) is satisfied.  Delaware VIP Trend Series and Delaware VIP Smid Cap Growth Series are series of the same Delaware statutory trust and are subject to the same board of trustees. and

(iv)
Any distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the Surviving Company pursuant to a plan adopted in accordance with Rule 12b-1 are no greater than the distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the Merging Company pursuant to such a plan.

•
With regard to the Delaware Reorganization, condition (iv) is satisfied.  Service Class Shares of Delaware VIP Trend Series and Delaware VIP Smid Cap Growth Series are subject to the same Rule 12b-1 Plan and are charged identical Rule 12b-1 fees.

Accordingly, in light of the provisions of the Delaware Statutory Trust Act, the Delaware VIP Trust’s Trust Agreement and Rule 17a-8 under the 1940 Act, no shareholder approval of the Delaware Reorganization is required for the Delaware VIP Trend Series.

If you would like to discuss any aspect of this letter, feel free to call me at 215-564-8149.

Sincerely,

/s/ Kenneth L. Greenberg, Esq.

cc: Cori Daggett, Esq.
KLG/laf